EXHIBIT 5
April 4, 2008
Richard M. Seigel
Chairman of the Board of Directors
Industrial Distribution Group, Inc.
950 East Paces Ferry Road
Suite 1575
Atlanta, Georgia 30326
c/o W. Randy Eaddy, Esq.
Kilpatrick Stockton LLP
1001 West Fourth Street
Winston-Salem, North Carolina 27101
Dear Mr. Seigel:
As you are aware, LKCM Private Discipline Master Fund, SPC and its affiliates (“LKCM” or “we”) beneficially own approximately 14.9% of the outstanding common stock of Industrial Distribution Group, Inc. (“IDG”). On behalf of LKCM, I am pleased to submit this proposal to acquire all outstanding shares of IDG common stock in a transaction that provides IDG stockholders with value that is superior to the proposed transaction with Platinum Equity and its affiliates (“Platinum”).
We propose to acquire all outstanding shares of IDG common stock at a price of $11.70 per share in cash. Subject to satisfactory completion of due diligence, we would execute a definitive agreement covering our proposal. We would be willing to execute a definitive agreement in substantially the same form as IDG’s agreement with Platinum, and thus do not anticipate any delay in negotiations. No closing conditions, other than those required for the Platinum transaction, would be necessary to consummate our proposed transaction with IDG. Our proposal will not be subject to a financing condition.
We are prepared to commence due diligence expeditiously, assuming that we are granted full access to IDG due diligence materials and receive cooperation from IDG management. As contemplated by the agreement for the Platinum transaction, we are willing to execute an appropriate confidentiality agreement in connection with any proprietary information we may receive from IDG.
We are enthusiastic about a transaction with IDG and believe that our proposal will enable the Board of Directors to maximize value for IDG stockholders.
We would like to meet with the Board of Directors as soon as possible to discuss our superior proposal. You may contact us at (817) 332-3235. We look forward to your prompt response.
Sincerely,
/s/ J. Bryan King
J. Bryan King, CFA
LKCM Private Discipline Master Fund, SPC